December 17, 2009

VIA FACSIMILE AND EDGAR

Ms. Angela McHale

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Piedmont Office Realty Trust, Inc.
Registration Statement on Form S-11
Filed on November 27, 2009
File No.: 333-163394

Dear Ms. McHale:

This letter sets forth the response of Piedmont Office Realty Trust, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission with regard to the Registration Statement on Form S-11 filed on November 27, 2009. The Staff’s comment was provided to the Company in a letter dated December 11, 2009.

General

Staff’s Comment 1: We refer to your annual report on Form 10-K filed on March 13, 2009. It appears that you have omitted your conclusions as to the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K. Please file an amended Form 10-K that includes your conclusions or tell us why you believe you are not required to include this disclosure.

Response: The Company advises the Staff that it will file an amendment to its Form 10-K that amends and restates Item 9A(T) of the Form 10-K to add the conclusions as to the effectiveness of its disclosure controls and procedures as required by Item 307 of Regulation S-K, which were inadvertently omitted from the Form 10-K. The Company will also include in this filing updated Exhibits 31.1 and 31.2 (excepting paragraph 3 of each such exhibit, which is not required because the filing will not include financial statements).

Piedmont Office Realty Trust, Inc.

December 17, 2009

*     *     *

Please contact the undersigned at (770) 418-8800 with any questions concerning this letter.

Sincerely,

/s/ Robert E. Bowers
Robert E. Bowers Chief Financial Officer and Executive Vice President

cc:	Mr. John J. Kelley III — King & Spalding LLP